LAUNCHSPACE TECHNOLOGIES CORP
FINANCIAL STATEMENTS (UNAUDITED)
AS AT DECEMBER 31, 2019

Marvin Koenigsberg
Certified Public Accountant

Marvin Koenigsberg CPA
2102 Quentin Road
Brooklyn, NY 11229
Tel (718) 645-3300 • Fax (718) 645-6936
Cell (917) 282-3142

August 18, 2021

To the Board of Directors of
Launchspace Technologies Corp

We have reviewed the accompanying balance sheet of Launchspace Technologies Corp
as of December 31, 2019 and the related statement of income and cash flows for the period then
ended in accordance with Statements on Standards for Accounting and Review Services issued
by the American Institute of Certified Public Accountants. All information included in these
financial statements is the representation of the management of Launchspace Technologies Corp

A review consists principally of inquiries of the Company personnel and analytical
procedures applied to financial data. It is substantially less in scope than an audit in accordance
with generally accepted auditing standards, the objective of which is the expression of an opinion
regarding the financial statements taken as a whole. Accordingly, we do not express such an
opinion.

Based on our review, we are not aware of any material modifications that should be made
to the accompanying financial statements in order for them to be in conformity with generally
accepted accounting principles.

Mm Koenigsberg

LAUNCHSPACE TECHNOLOGIES CORP

BALANCE SHEET (UNAUDITED)
DECEMBER 31, 2019

ASSETS

Current Assets:		
Cash in Bank	$ 692	
Total Current Assets		$ 692
Other Assets:		
AMORTIZABLE COSTS	$ 1,500	
ACCUMULATED AMORTIZATI	-975	
Total Other Assets		525
TOTAL ASSETS		$ 1,217

LIABILITIES

Current Liabilities:		
LOANS- SHAREHOLDER	$ 254,421	
Total Current Liabilities		$ 254,421
TOTAL LIABILITIES		254,421

EQUITY

Common Stock	$ 297,037	
Retained Earnings	-306,930	
Year to Date Earnings	-243,311	
Total Stockholder's Equity		-253,204
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 1,217

See Accountant's Review Report and Notes

Marvin Koenigsberg
Certified Public Accountant

LAUNCHSPACE TECHNOLOGIES CORP
STATEMENT OF INCOME (UNAUDITED)

STATEMENT OF INCOME
Period: YEAR ENDED DECEMBER 31, 2019

Income:		
Gross Sales	$ 0	
Gross Income		$ 0
Operating Expenses:		
Advertising	6,888	
Amortization	300	
Auto and Truck Expense	12,000	
Dues and Subscriptions	1,291	
Entertainment	220	
Insurance	4,626	
Legal and Professional	23,835	
Office Expense	44,082	
Outside Services	101,478	
Travel	17,712	
Education & Training	6,817	
Conferences	19,027	
Moving Expenses	5,035	
Total Operating Expenses		243,311
Net Operating Income (Loss)		-243,311
NET INCOME (LOSS)		$ -243,311

See Accountant's Review Report and Notes

Marvin Koenigsberg
Certified Public Accountant

LAUNCHSPACE TECHNOLOGIES CORP
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
YEAR ENDED DECEMBER 31, 2019

	Common Stock	Accumulated Deficit
Balance January 1, 2019	1500	-306,930
Net Loss		-243,311
Balance December 31, 2019	1500	-550,241

No Additional Paid- In Capital

Marvin Koenigsberg
Certified Public Accountant

LAUNCHSPACE TECHNOLOGIES CORP
STATEMENT OF CASH FLOWS (UNAUDITED)
YEAR ENDED DECEMBER 31, 2019

Cash Flows From Operating Activities
Net Income   -243,311

Adjustment to Reconcile Net Income to Net Cash
 Provided by Operating Activities

 Amortization   300

Changes in Assets and Liabilities
 Increase in Loans Payable Shareholders   214,200

Total Adjustments   214,500

Net Cash Used by Operating Activities   -28,811

Cash, Beginning   29,503

Cash, Ending   692

No Interest or Income Taxes Paid

See Accountant's Review Report and Notes

Marvin Koenigsberg
Certified Public Accountant

LAUNCHSPACE TECHNOLOGIES CORP
NOTES TO REVIEWED FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2019

Summary of Significant Accounting Policies:

The summary of the significant accounting policies of Launchspace Technologies Corp is presented in order to facilitate the understanding of its financial statements. Such financial statements and notes are representations of its management, who is responsible for their integrity and objectivity.

The accounting policies herein summarized conform to generally accepted accounting principles as they have been applied in the preparation of these financial statements.

(a) Business Activity:

The Company is primarily engaged in finding solutions to the increasing dangers posed by orbital debris which is critical to the ongoing safety and reliability of all spacefaring applications and space-based sensor solutions that will provide data for space domain awareness of low earth orbit, geosynchronous earth orbit and cislunar space. The data from these sensor spacecraft will be sold to national security, civil (NASA,NOAA) and commercial customers.

(b) Revenue Recognition:

The Company uses the accrual method of accounting whereby all sales are recognized at the point of sale and expenses and liabilities are incurred for financial statements. Corporate income taxes are filed on an accrual basis. The Company did not make any accrual for deferred income taxes.

(c) Fixed Assets:

Fixed Assets are recorded at cost and depreciated at annual rates which in the opinion of management will expend such costs over the useful lives of the assets. Such assets although fully depreciated are shown since they are still in use.

(d) Accounts Receivable:

The accounts receivable at financial statement date reflect outstanding amounts. The Company uses the direct write off method in recording uncollectable accounts which does not result in amounts that differ materially from the allowance method required by generally accepted accounting principles. Since bad debts have historically not been material, no allowance for uncollectable amounts has been provided.

(e) Commitments and Contingencies:

     During Covid the Company has used the apartment of one of the stockholders as its principle base of business. However there is a company office that is used on a per need basis with no commitments or contingencies

LAUNCHSPACE TECHNOLOGIES CORP
FINANCIAL STATEMENTS (UNAUDITED)
AS AT DECEMBER 31, 2020

Marvin Koenigsberg
Certified Public Accountant

Marvin Koenigsberg CPA
2102 Quentin Road
Brooklyn, NY 11229
Tel (718) 645-3300 • Fax (718)645-6936
Cell (917) 282-3142

August 18, 2021

To the Board of Directors of
Launchspace Technologies Corp

      We have reviewed the accompanying balance sheet of Launchspace Technologies Corp as of December 31, 2020 and the related statement of income and cash flows for the period then ended in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Launchspace Technologies Corp

      A review consists principally of inquiries of the Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not.express such an opinion.

      Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

LAUNCHSPACE TECHNOLOGIES CORP

BALANCE SHEET (UNAUDITED)
DECEMBER 31, 2020

ASSETS

Current Assets:		
Cash in Bank	$ 254	
In-Kind Contribution	655,000	
Total Current Assets		$ 655,254
Other Assets:		
AMORTIZABLE COSTS	$ 1,500	
ACCUMLATED AMORTIZATIO	-1,275	
Total Other Assets		225
TOTAL ASSETS		$ 655,479

LIABILITIES

Current Liabilities:		
Loans Payable	$ 174,629	
Loans -Shareholder	334,996	
Airbus	102,375	
Total Current Liabilities		$ 612,000
TOTAL LIABILITIES		612,000

EQUITY

Common Stock	$ 297,037	
Retained Earnings	-550,241	
Year to Date Earnings	296,683	
Total Stockholder's Equity		43,479
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 655,479

See Accountant's Review Report and Notes

Marvin Koenigsberg
Certified Public Accountant

LAUNCHSPACE TECHNOLOGIES CORP
STATEMENT OF INCOME(UNAUDITED)

STATEMENT OF INCOME
Period: YEAR ENDED DECEMBER 31, 2020

Income:			
In-Kind Revenue Contribution	$ 655,000		
Gross Income		$	655,000
Operating Expenses:			
Advertising	600		
Amortization	300		
Auto and Truck Expense	12,000		
Dues and Subscriptions	1,500		
Insurance	3,548		
Legal and Professional	77,968		
Office Expense	31,676		
Outside Services	125,000		
Travel	3,250		
Conferences	100		
International Space	0		
Station Launch Handle	0		
& Return of Payload	102,375		
Total Operating Expenses			358,317
Net Operating Income (Loss)			296,683
NET INCOME (LOSS)		$	296,683

See Accountant's Review Report and Notes

Marvin Koenigsberg
Certified Public Accountant

LAUNCHSPACE TECHNOLOGIES CORP
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
YEAR ENDED DECEMBER 31, 2020

	Common Stock	Accumulated Deficit
Balance January 1, 2020	1500	-550,241
Issuance of Common Stock	.03.78	
Net Income		296,683
Balance December 31, 2020	1503.78	-253,558

No Additional Paid-In Capital

Marvin Koenigsberg
Certified Public Accountant

LAUNCHSPACE TECHNOLOGIES CORP
STATEMENT OF CASH FLOWS (UNAUDITED)
YEAR ENDED DECEMBER 31, 2020

Cash Flows From Operating Activities
  Net Income   296,683

Adjustment to Reconcile Net Income to Net Cash
 Provided by Operating Activities

 Amortization   300

Changes in Assets and Liabilities
 Increase in In-kind Receivables   -655,000
 Loans Payable   174,629
 Increase in Loans Payable Shareholders   80,575
 Increase in Accounts Payable   102,375
Total Adjustments   297,121

Net Cash Used by Operating Activities   -438

Cash, Beginning   692

Cash, Ending   254

No Interest or Income Taxes Paid

See Accountant's Review Report and Notes

Marvin Koenigsberg
Certified Public Accountant

LAUNCHSPACE TECHNOLOGIES CORP
NOTES TO REVIEWED FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2020

Summary of Significant Accounting Policies:

The summary of the significant accounting policies of Launchspace Technologies Corp is presented in order to facilitate the understanding of its financial statements. Such financial statements and notes are representations of its management, who is responsible for their integrity and objectivity.

The accounting policies herein summarized conform to generally accepted accounting principles as they have been applied in the preparation of these financial statements.

(a) Business Activity:

The Company is primarily engaged in finding solutions to the increasing dangers posed by orbital debris which is critical to the ongoing safety and reliability of all spacefaring applications and space-based sensor solutions that will provide data for space domain awareness of low earth orbit, geosynchronous earth orbit and cislunar space. The data from these sensor spacecraft will be sold to national security, civil (NASA,NOAA) and commercial customers.

See letters following footnotes regarding valuation of the In-Kind Contribution and letter from Airbus explaining our joint project.

(b) Revenue Recognition:

The Company uses the accrual method of accounting whereby all sales are recognized at the point of sale and expenses and liabilities are incurred for financial statements. Corporate income taxes are filed on an accrual basis. The Company did not make any accrual for deferred income taxes.

(c) Fixed Assets:

Fixed Assets are recorded at cost and depreciated at annual rates which in the opinion of management will expend such costs over the useful lives of the assets. Such assets although fully depreciated are shown since they are still in use.

(d) Accounts Receivable:

The accounts receivable at financial statement date reflect outstanding amounts. The Company uses the direct write off method in recording uncollectable accounts which does not result in amounts that differ materially from the allowance method required by generally accepted accounting principles. Since bad debts have historically not been material, no allowance for uncollectable amounts has been provided.

(e) Commitments and Contingencies:

During Covid the Company has used the apartment of one of the stockholders as its principle base of business. However there is a company office that is used on a per need basis with no commitments or contingencies

(f) Stockholders' Equity

The Company's original certificate of incorporation authorized 1,000 shares of common stock at $0.00 par value per share. That was a scriveners error, which was remedied in January 11, 2021. Pursuant to a certificate of amendment filed with the Delaware secretary of state, the Company is authorized to issue 9,000 shares of common stock. Each holder of common stock is entitled to one vote. As of December 31, 2020, the Company had 1,503.78 shares of common stock issued and outstanding.

Airbus has provided Launchspace Technologies Corporation (LTC) with an in-kind contribution to our orbital debris remediation solution that they have valued in written communications with Launchspace at $5.24 million:

	Price	#	Line Item Total
Payload integration (thermal, electric, safety, verification)	$ 700,000	1	$ 700,000
upmass (per kg)	$ 20,000	25	$ 500,000
downmass (per kg)	$ 40,000	25	$ 1,000,000
Astronaut crew time (per hour)[1]	$ 130,000	4	$ 520,000
Airlock (per cycle) - egress/ingress (1 cycle for each)[2]	$1,000,000	2	$ 2,000,000
Canadarm ARM egress/ingress[3]	$ 130,000	4	$ 520,000
Crew transfer bag (CTB) up and down	N/A		
	Total		$ 5,240,000

[1]2 hours to mount the Launchspace demonstrator on the JOTI slide table - egress/2 hours ingress

[2]JOTI - Japanese slide table that goes out to the airlock and slides out. The airlock opens and the Canadarm grabs the payload and mounts it onto the Bartolomeo platform

[3]Assumption is that Canadarm is charged based on crew time, there is not a "mechanical use" fee

As the letter of recommendation below mentions, as well as in press releases in SpaceNews, Airbus is only charging Launchspace for 1 year of hosting our orbital debris remediation and spacecraft shielding demonstrator on their Bartolomeo platform on the International Space Station (ISS). Consultations with Venture Capital executives and accountants provided insight on the best way to recognize on an accounting basis this in-kind contribution. The ISS project lasts nearly 3 years - from the design, assembly and testing of materials for the demonstrator with NASA and other partners, integration into a launch vehicle, one year on the ISS in the RAM facing direction (in the front of the ISS pointing in the direction of flight of the ISS) and then return the demonstrator to Launchspace for inspection of how the demonstrator performed in space.

There is an expense for the one year of hosting on the Airbus Bartolomeo platform. The contact for this service with Airbus is confidential but, as an example, if the cost for hosting for 1 year with Airbus is $1 million and the first milestone payment due to Airbus was in Q4 2020 for 12.5% of the total fees, then Launchspace has applied this expense ratio of 12.5% to the $5.24 million in-kind contribution in the quarter that the invoice for services/expense occurs. There is a significant amount of work on the part of Airbus for putting technology onto the ISS, which is why the milestone payments started not long after our contacts with Airbus was signed on September 15, 2020.

https://spacenews.com/launchspace-debris-payload-to-iss/

https://spacenews.com/launchspace-technologies-proposes-debris-mitigation-and-collection-constellations/

AIRBUS

Memorandum

Ref: ADSH-CORP-20-008

To
Mr. John Bauman
CEO

From
Mr. Ron Dunklee
President & CEO

Launchspace Technologies Corporation (LTC)

Airbus DS Space Systems, Inc. (ADSH)

Telephone
T deleted phone #

Telephone
T deleted phone #

E-mail
deleted e-mail address

E-mail
deleted e-mail address

Date
15 September 2020

Subject: Airbus support of Launchspace's International Space Station (ISS) Orbital Debris
Remediation Demonstrator mission

Dear Mr. Bauman

Airbus (ADSH) is thrilled to be hosting the <u>Launchspace Orbital Debris Collection</u> demonstration mission on the Airbus Bartolomeo platform on the International Space Station (ISS). Finding solutions to the increasing dangers posed by orbital debris is critical to the ongoing safety and reliability of all spacefaring applications, from Human exploration initiatives, to the continued development of an orbital economy. We view the LTC Orbital Debris Collection demonstration mission is a bold step toward advancing the state of the art for orbital debris collection and mitigation technologies and techniques.

This collaboration between Airbus and Launchspace exemplifies the complimentary relationship between Commercial Space Infrastructure Providers and Cutting-Edge Technology Developers coming together to provide significant advancement in orbital technologies.

Under the terms of our contract with Launchspace, Airbus will provide all standard services required for the one-year hosting of your orbital debris solution on the Bartolomeo platform. <u>The launch and return to earth a year later with your debris demonstrator payload, crew time and ISS resources are being provided to Launchspace at no additional cost.</u>

This allows Launchspace to focus on your technology and market development while Airbus provides the resources, support and infrastructure necessary to host the system on the ISS.

Airbus looks forward to working with Launchspace to explore future opportunities for building your sensor satellite constellation, which will provide national security, civil and commercial customers important space-based data and the commercial deployment of your orbital debris remediation constellation.

Best Regards,



Ron

Airbus DS Space Systems, Inc
555 Forge River Rd, Suite 115, Webster, TX 77598